UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Front Yard Residential Corporation

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

35904G107

(CUSIP Number)

Joseph Gatti

Executive Vice President and Secretary

Amherst Residential, LLC

5001 Plaza on the Lake, Suite 200

Austin, Texas 78746

512-342-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Single Family Residential Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst SFRP VI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Residential, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on May 13, 2020, as amended by Amendment No. 1 filed on May 20, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

As a result of the consummation of the transactions contemplated by the Merger Agreement (as defined below) on January 11, 2021, the Reporting Persons ceased to be the beneficial owner of 5% or more of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is supplemented by adding the following information:

Pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020 (the “Original Agreement”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of November 20, 2020 (the “Amendment” and, together with the Original Agreement, the “Merger Agreement”), by and among the Issuer, Pretium Midway Holdco, LP (“Parent”) and Midway AcquisitionCo REIT (“Merger Sub”), a wholly-owned subsidiary of Parent, on January 11, 2021 (the “Effective Time”), the Company merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of Parent. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) was cancelled and converted into the right to receive an amount in cash equal to $16.25 per share of Common Stock (without interest and subject to deduction for any required withholding taxes).

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Original Schedule 13D are amended and restated to read as follows:

(a) (b) As of January 11, 2021, the Reporting Persons no longer beneficially own any shares of Common Stock.

(c) The response set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement

(e) In connection with the closing of the transactions under the Merger Agreement, on January 11, 2021 the Reporting Persons ceased to beneficially own more than 5% of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

AMHERST SINGLE FAMILY RESIDENTIAL PARTNERS VI, LP

By: Amherst SFRP VI GP, LLC, its general partner

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST SFRP VI GP, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST RESIDENTIAL, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: EVP and Secretary

AMHERST HOLDINGS, LLC

By:	/s/ Scot Hughes
Name: Scot Hughes
Title: EVP and Secretary